Form 40-F/A
period 2025-12-31
Titan Mining Corp
filed 2026-03-27
CIK 1791703

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

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

Suite 555, 999 Canada Place

Vancouver, British Columbia, Canada V6C 3E1

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

Titan Mining Corporation

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) on Form 40-F/A to the Annual Report on Form 40-F of Titan Mining Corporation (the “Registrant”) for the year ended December 31, 2025 amends the Registrant’s original Annual Report on Form 40-F (the “Original Form 40-F”) that was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 19, 2026. This Amendment is being filed to file consents from certain qualified persons, which were inadvertently omitted in the Original Form 40-F.

In addition, as required by Rule 12b-15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), new certifications by the Registrant’s Principal Executive Officer and Principal Financial Officer are filed herewith as exhibits to this Amendment, in the Exhibit List attached hereto, pursuant to Rule 13a-14(a) or 15d-14(a) of the Exchange Act. Because no financial statements have been included in this Amendment and this Amendment does not contain or amend any disclosure with respect to the Registrant’s disclosure controls and procedures as defined in Rule 13a-15(e) or 15d-15(e) of the Exchange Act or the Registrant’s internal control over financial reporting as defined in Rule 13a-15(f) or 15d-15(f) of the Exchange Act, paragraphs 3, 4 and 5 of the certifications have been omitted. The Registrant is also not including new certifications under Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) (Section 906 of the Sarbanes-Oxley Act of 2002), as no financial statements are being filed with this Amendment.

Other than as expressly set forth herein, this Amendment does not, and does not purport to, amend, update or restate the information in the Original Form 40-F or reflect any events that have occurred after the Original Form 40-F was made. Information not affected by this Amendment remains unchanged and reflects the disclosures made at the time at which the Original Form 40-F was made. No changes have been made to the financial statements of the Registrant as contained in the Original Form 40-F. Accordingly, this Amendment should be read together with the Original Form 40-F and the Registrant’s other filings with the SEC.

EXHIBIT INDEX

Exhibit No.	Title of Exhibit

97.1	Titan Mining Corporation Clawback Policy (incorporated by reference to Exhibit 97.1 to the Original Form 40-F)

99.1	Annual Information Form of the Registrant for the year ended December 31, 2025 (incorporated by reference to Exhibit 99.1 to the Original Form 40-F)

99.2	Audited Consolidated Financial Statements of the Registrant for the years ended December 31, 2025 and 2024, together with the report of the Independent Registered Public Accounting Firm thereon (incorporated by reference to Exhibit 99.2 to the Original Form 40-F)

99.3	Management’s Discussion and Analysis of the Registrant for the year ended December 31, 2025 (incorporated by reference to Exhibit 99.3 to the Original Form 40-F)

99.4	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.5	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.6	Consent of Independent Registered Public Accounting Firm – Ernst & Young LLP (PCAOB ID: 42) (incorporated by reference to Exhibit 99.8 to the Original Form 40-F)

99.7	Consent of Bahareh Asi, P.Eng.

99.8	Consent of David Willock, P.Eng.

99.9	Consent of Derick de Wit, FAusIMM

99.10	Consent of Steven M. Trader, PG, CPG

99.11	Consent of Todd McCracken, P.Geo

99.12	Consent of Deepak Malhotra, P.Eng.

99.13	Consent of Oliver Peters, P.Eng., MBA

99.14	Consent of Donald R. Taylor, MSc., PG

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline eXtensible Business Reporting Language (iXBRL) and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

Titan Mining Corporation

	By:	/s/ Rita Adiani
		Name:	Rita Adiani
		Title:	President and Chief Executive Officer

Date: March 27, 2026

3